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SEC 10028401 ISSION

BB 3/4

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 16229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2008 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York (City) NY (State) 10158-3698 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John A. Dorogoff (212) 476-8123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154-0102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/10

OATH OR AFFIRMATION

I, John A. Dorogoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neuberger Berman Management LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

ROBERT CIRAOLA
Notary Public, State of New York
No. 01CI5036542
Qualified in Richmond County
Commission Expires October 20, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEUBERGER BERMAN MANAGEMENT LLC

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Members
Neuberger Berman Management LLC:

We have audited the accompanying statement of financial condition of Neuberger Berman Management LLC (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Neuberger Berman Management LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

NEUBERGER BERMAN MANAGEMENT LLC

Statement of Financial Condition

December 31, 2009

(In thousands)

Assets

Cash and cash equivalents	$	84,156
Receivables:		
Fees receivable		18,705
Due from affiliates		339
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $8,926)		257
Other assets		385
Total assets	$	103,842

Liabilities and Members' Capital

Liabilities:		
Due to affiliates	$	8,781
Accrued compensation		22,683
Income taxes payable		933
Other liabilities and accrued expenses		15,730
Total liabilities		48,127
Members' capital		55,715
Total liabilities and members' capital	$	103,842

See accompanying notes to statement of financial condition.

NEUBERGER BERMAN MANAGEMENT LLC

Notes to Statement of Financial Condition

December 31, 2009

(1) Organization and Description of Business

Neuberger Berman Management LLC (NB Management or Company), a Delaware limited liability company, is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group or the Parent). NB Management is a registered limited purpose broker-dealer and registered investment adviser engaged principally in providing distribution and investment advisory services to registered mutual funds which are part of the Neuberger Berman family of mutual funds (the Funds). NB Management has retained two affiliates, Neuberger Berman LLC (NB LLC) and Neuberger Berman Fixed Income LLC to act as a sub-advisers with respect to certain Funds.

From November 1, 2003 through April 15, 2009 predecessors in interest of NB Management were indirect wholly owned subsidiaries of Lehman Brothers Holdings Inc., a Delaware corporation (LBHI). On September 15, 2008, LBHI filed a petition with the United States Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code. On December 1, 2008, pursuant to a purchase agreement entered into by and between NBSH Acquisition, LLC (NBSH) and LBHI (Purchase Agreement), LBHI agreed to sell (Transaction) substantially all of the businesses conducted by NB Management and NB LLC as well as the fixed income business and certain alternative asset management businesses of LBHI's Investment Management Division (Acquired Businesses) to a group consisting of portfolio managers, the management team and certain key members and senior professionals (Management Owners). The Transaction was approved by the Bankruptcy Court on December 22, 2008. In conjunction with the Transaction, on April 16, 2009, NB Management and a predecessor in interest entered into a series of transactions, pursuant to which NB Management succeeded to the registrations and licenses, as well as the assets (including the name Neuberger Berman Management LLC) and substantially all of the liabilities of such predecessor. On May 4, 2009, the Acquired Businesses, with NB Group as the ultimate holding company for the new enterprise, commenced operations. Through their ownership of NBSH the Management Owners control 51% of the common equity of NB Group and LBHI holds the remaining 49%. Effective with the closing of the sale of the Acquired Businesses, NBSH assigned its rights to the Parent, which assumed NBSH's obligations under the Purchase Agreement.

Subsequent to the closing of the Transaction, the Company changed its fiscal year-end from November 30th to December 31st.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Although these estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

The Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC is an aggregation of previously issued authoritative guidance

under GAAP organized by subject area in one comprehensive set. In accordance with the ASC, references to previously issued accounting standards have been replaced by ASC references. Subsequent revisions to GAAP will be incorporated into the ASC through Accounting Standards Updates (ASU).

(b) ***Cash and Cash Equivalents***

Cash and cash equivalents consist primarily of money market funds of approximately $83.3 million which are highly liquid and payable on demand.

(c) ***Identifiable Intangible Assets and Goodwill***

Goodwill and identifiable intangible assets with an indefinite useful life are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Identifiable intangible assets are amortized on a straight line basis over their useful lives in accordance with GAAP, and are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

(d) ***Income Taxes***

NB Management accounts for income taxes in accordance with the ASC Topic, *Accounting for Income Taxes*. Through May 3, 2009 NB Management, did not file tax returns, but the results of its operations were included in LBHI's consolidated tax returns. Under the tax allocation plan between the Company and LBHI, the US Federal, state, and local income tax effect on the income of NB Management was recorded in its tax provision. Effective May 4, 2009, NB Management, as a limited liability company, was no longer subject to federal or state corporate income taxes. However, NB Management is subject to the New York City unincorporated business tax (UBT).

NB Management also complies with ASC Topic, *Accounting for Uncertainty in Income Taxes*, which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. This ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. The adoption of this ASC Topic had no impact on NB Management's statement of financial condition.

(3) Fair Value of Firm Investments

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the transparency of the market and complexity of the instrument.

Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure the fair value. GAAP provides for the following three levels to be used to classify fair value measurements:

- Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 – Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.
- Level 3 – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. In making such estimates, management includes, among other things, assumptions of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

At December 31, 2009, the Company owned no firm investments. Other assets measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Cash and cash equivalents:				
Money market mutual funds	$ 83,300	—	—	83,300
Total firm investments owned	$ 83,300	—	—	83,300

Goodwill was measured at fair value on a nonrecurring basis during the period. Goodwill was entirely impaired during the period (see note 4 for more information).

Goodwill is measured for impairment based on the estimated value of the acquired entities using a combination of the income and market approaches. The income approach is based on projected cash flows of the acquired entities whereas the market approach uses estimates of the value of comparable companies.

(4) Goodwill

The change in the carrying amount of goodwill for the thirteen month period ended December 31, 2009 is as follows:

		Total
		(In thousands)
Balance (net) at December 1, 2008	$	15,663
Goodwill write-down		(15,663)
Balance (net) at December 31, 2009	$	—

Subsequent to the impairment charge taken effective with the sale of the Acquired Businesses, management conducted its year-end impairment test on goodwill and concluded that there is no further impairment.

(5) Commitments and Contingencies

From time-to-time, NB Management is involved in legal proceedings concerning matters arising in connection with the conduct of its business. NB Management recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, NB Management accrues the most likely amount. If the amount is not determinable, NB Management accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established reserves, that the eventual outcome of any such proceedings, in the aggregate, will not have a material adverse effect on NB Management's statement of financial condition.

(6) Capital Requirements

As a limited purpose registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA), NB Management is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires NB Management to maintain minimum net capital, as defined under the alternative method, of the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in such Rule. As of December 31, 2009, NB Management had net capital of $45.2 million, which exceeded the minimum net capital requirement by $44.9 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

(7) Employee Benefit Plans

Employees of NB Management, along with employees of certain of its affiliated companies, participate in the Neuberger Berman Group LLC 401(k) Plan (Plan). Matching contributions by the Parent are discretionary. NB Group's Board of Directors makes an annual determination whether the Parent will provide matching contributions. At December 31, 2009 no matching contributions were made to the Plan. Had a decision been made to provide matching contributions, the Parent would allocate the applicable expense to the Company.

Select employees of NB Management participate in the Neuberger Berman Group LLC Contingent Compensation Plan (Contingent Compensation Plan) which was established in 2008. Other than with respect to death, disability or retirement, allocations under the Contingent Compensation Plan may be forfeited, should an employee no longer be associated with NB Management. The Parent will initially measure any related compensation expense based on the fair value at the date of award and will allocate the applicable expense to NB Management. At each subsequent reporting period until the award is settled, the fair value of the contingent compensation will be re-measured based on the current fair value of the award granted with the net change included in compensation expense. The compensation expense will be recognized over the applicable vesting period, as such term is defined in the Contingent Compensation Plan. No contingent compensation was allocated as of December 31, 2009.

(8) Income Taxes

For the period December 1, 2008 through May 3, 2009 the Company was a single member limited liability company (LLC) and its results of operations were included in the consolidated federal and combined state and local corporate income tax returns of LBHI. The tax provision for this period is calculated in accordance with the tax allocation policy with LBHI. As a single member LLC the Company's income and losses were subject to corporate income taxes.

On May 4, 2009 the Company issued a membership interest to a subsidiary of the Parent. As a result of such action it is now treated as a partnership for US income tax purposes. As a partnership, the Company is no longer subject to corporate income tax for federal or state and local tax purposes. However, partnerships doing business in New York City are subject to UBT.

In accordance with LBHI tax allocation policy and the terms of the Purchase Agreement, all corporate income tax related assets and liabilities as of May 3, 2009 were settled with LBHI on a net basis. As a result of the settlement the balance in both the current and deferred tax accounts as of May 3, 2009 was zero. In addition to the income tax expense recorded for the period, an adjustment of $125,000 was recorded to additional paid in capital to establish the opening deferred tax balance as of May 4, 2009 at the applicable UBT rate.

As of December 31, 2009, the Company had a deferred tax asset of $150,000 which is primarily due to deferred compensation.

The Company assesses its risk associated with uncertain tax positions and records tax benefits for all years subject to examination based on the best information available at the reporting date. For those positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. For those positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. During the period, the Company increased the gross amount of unrecognized tax benefits by $400,000, which if recognized would favorably impact the Company's effective tax rate. At this time the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows (in thousands):

Balance as of December 1, 2008	$	—
Additions based on tax positions related to the current period		400
Balance as of December 31, 2009	$	400

(9) Related Party Transactions

Due to affiliates are comprised of $8.8 million, of which $4.8 million is due to Neuberger Berman Group LLC, $3.2 million payable to Neuberger Berman Services LLC and $0.8 million due to other affiliates.

(10) Subsequent Events

The Company's management has evaluated events occurring after the date of the statement of financial condition (subsequent events) through February 26, 2010, the date the statement of financial condition was issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the statement of financial condition.

On January 21, 2010, the members of NB Management authorized and declared a dividend to its members in the amount of $28 million. Such dividend was paid on January 25, 2010.

SUPPLEMENTARY REPORT OF AUDITORS

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Members
Neuberger Berman Management LLC:

In planning and performing our audit of the financial statements of Neuberger Berman Management LLC (the Company) as of and for the thirteen month period ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Members, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010